Exhibit 99.1

Ebang International Holdings Inc. Establishes Subsidiary in Canada in Preparation of Establishing Digital Asset Financial Service Platform

Hangzhou, China, September 28, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading application-specific integrated circuit (“ASIC”) chip design company and a leading manufacturer of high-performance Bitcoin mining machines, today announced that it has established a wholly-owned subsidiary in Canada to improve its industrial chain layout and upgrade its digital asset financial service platform. The Company’s new subsidiary in Canada received a Money Service Business License from the Financial Transactions and Reports Analysis Centre of Canada on September 16, 2020, which will allow the Company to engage in foreign exchange trading, digital currency transferring and dealing in virtual currencies in Canada.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “Following our Singapore subsidiary, we are pleased to announce that the Company has established its presence in Canada. This move is in line with the Company’s growth strategy to capture the growth opportunity along the value chain of the blockchain industry and establish a digital asset financial service platform. Our new Canadian subsidiary lays a solid foundation for the Company to enter into North America, a market that that represents high recognition of digital currency and robust investment opportunity in digital currency trading platforms.”

There is no guarantee that the Company will receive any additional requisite regulatory approvals and licenses to operate its proposed business in Canada in a timely manner or on commercially reasonable terms, or at all, or that the Company will commence such proposed business as planned, or at all. Shareholders are cautioned not to place undue reliance on this press release.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading application-specific integrated circuit ASIC chip design company and a leading manufacturer of high-performance Bitcoin mining machines. The Company has strong ASIC chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. The Company is one of the few fabless integrated circuit design companies with the advanced technology to independently design ASIC chips, established access to third-party wafer foundry capacity and a proven in-house capability to produce blockchain and telecommunications products*. The Company was also a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*. For more information, please visit https://ir.ebang.com.cn/.

*According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com